Exhibit 99.1
10,850,000 special voting shares (2) i67.16% voting interest iNo economic interest in Ltd. 15,440,000 Common Shares i32.84% direct economic interest in Corp. i50% of voting rights in IPC Corp (3) IntelliPharmaCeutics Inc. (“IPC Inc.”) (Ontario) (“Odidis”) IPC Ltd. (Delaware) Holding Company IPC Corp. (Nova Scotia) Operating Company 10,850,000 convertible voting shares (1) convertible into exchangeable shares
i67.16% direct economic interest in Corp. (convertible voting shares are convertible 1:1 into exchangeable shares (solely for tax reasons) (that are exchangeable 1:1 into Ready common shares) i50% of voting rights in IPC Corp 5,305,659 Common Shares
i32.84% voting interest and 100% economic interest in Ltd. i32.84% indirect economic interest in Corp. Odidis & Odidi Family Trust Public 100%
     Notes:
(1)	Each Convertible Voting Share of IntelliPharmaCeutics Corp. is ultimately exchangeable for one common share of IntelliPharmaCeutics td. Each convertible voting share (and exchangeable share) of IntelliPharmaCeutics Corp. is economically equivalent to a common share of IntelliPharmaCeutics Ltd.

(2)	For each exchangeable share of IntelliPharmaCeutics Corp. exchanged for a common share of IntelliPharmaCeutics Ltd., one special voting share of IntelliPharmaCeutics Ltd. will be cancelled.

(3)
(a)	In a transaction that took place in 2004, the Odidis, through their holding company IntelliPharmaCeutics Inc. (“IPC Inc.”), acquired substantial control of IntelliPharmaCeutics Ltd. (then called Ready Capital Corp.) (“IPC Ltd.”). This 2004 transaction is called “IPC Ltd.’s 2004 Capital Reorganization” or the “IPC Ltd. Reorganization”. The Odidis acquired this control when their operating company IntelliPharmaCeutics Corp. (“IPC Corp.”), which had significant operations, employees and assets, merged with the wholly-owned subsidiary of IPC Ltd. at a time that neither IPC Ltd. nor IPC Ltd.’s subsidiary had any operations, employees or assets.

The result of this transaction was that the prior shareholders of IPC Ltd. (the registrant) retained a 10.8% voting interest in IPC Ltd. (1,679,946 common shares), new subscribers acquired an 18.0% voting interest in IPC Ltd. (i.e. 2,800,000 common shares at $2.00 per share), certain employees of IPC Corp. and a third party (all unrelated to the Odidis) exercised pre-existing rights to acquire a 1.6% voting interest in IPC Ltd. (250,000 common shares for nominal consideration) and the Odidis acquired a 69.6% voting interest in IPC Ltd. (10,850,000 special voting shares). That 69.6% voting interest of the Odidis (held by IPC Inc.) is now approximately 67.16% due to the effect of additional IPC Ltd. common shares that have been issued to third parties since 2004 (i.e. 464,000 shares at $2.00 per share and 111,713 shares at $3.50 per share).

(b)	IPC Ltd. is, in effect, an investment holding entity and has no operations, employees or significant assets apart from the equity interest that IPC Ltd. owns in IPC Corp. It is not presently anticipated that IPC Ltd. will carry on other business or own assets other than IPC Ltd.’s equity interest in IPC Corp.

(c)	IPC Ltd.’s 2004 Capital Reorganization resulted in the following, all of which continue to apply:
(i)	the Odidis merged their operating company with significant assets, with IPC Ltd.’s shell-company subsidiary that had no assets;

(ii)	the Odidis took a bifurcated interest in IPC Corp.; holding their equity interest of approximately 69.6% directly in IPC Corp., and holding a corresponding voting interest in IPC Ltd.;

(iii)	in exchange for merging their substantial operating company, the Odidis essentially acquired a deferred 69.6% equity interest in IPC Ltd. (now 67.16%). However, at the time of the IPC Ltd. Reorganization, the only shares in IPC Ltd. that the Odidis chose to hold were bare voting shares representing this percentage voting interest (but no economic/equity interest in IPC Ltd.). For tax and business reasons, the Odidis deferred the issuance to them of a corresponding equity interest in IPC Ltd. and instead continued to maintain their equity interest for the 67.16% amount, directly in IPC Corp. (exchangeable at the Odidis discretion into an identical interest in IPC Ltd.). As such, in the 2004 IPC Ltd. Capital Reorganization, the Odidis were granted the right to acquire an equity interest in IPC Ltd. equal to their ongoing equity interest in IPC Corp. by exchanging their equity interest in IPC Corp., at such time as the Odidis choose, on an equal share-for-share basis; and

(iv)	as the Odidis exchange shares of IPC Corp. for common shares of IPC Ltd., their shares of IPC Corp. are cancelled on a share-for-share basis; and, in addition, their current special voting shares in IPC Ltd. are cancelled on a share-for-share basis. The table below illustrates the direct and indirect voting and equity interests of the public and the Odidis in IPC Ltd. and in IPC Corp., respectively.

	Present Interests, Non-Diluted [1]				Present Interests, Diluted [2]
	Public		Odidis		Public		Odidis
	Equity	Voting	Equity	Voting	Equity	Voting	Equity	Voting
	Interest	Interest	Interest	Interest	Interest	Interest	Interest	Interest
IPC Ltd.	100%	32.84%	Nil	67.16%	32.84%	32.84%	67.16%	67.16%
	(5,305,659 common shares)	5,305,659 16,155,659 voting shares	0	10,850,000 16,155,659 voting shares	5,305,659 16,155,659 common shares	5,305,659 16,155,659 common shares	10,850,000 16,155,659 common shares	10,850,000 common shares
IPC Corp.	32.84%	32.84%	67.16%	67.16%	32.84%	32.84%	67.16%	67.16%
	(indirect through Ltd.)	in Ltd., which has a 50% voting interest in Corp.	(direct in Corp.)	the Odidis have a separate 50% voting interest in Corp. which the Odidis will surrender at such time as all their shares in Corp. are exchanged for common shares in Ltd.		in Ltd. which will have a 100% voting interest in Corp. as Ltd.’s wholly-owned subsidiary, at such time as the Odidis exchange all their shares in Corp. for common shares in Ltd.		in Ltd. which will have a 100% voting interest in Corp. as Ltd.’s wholly-owned subsidiary, at such time as the Odidis exchange all their shares in Corp. for common shares in Ltd.
	5,305,659 16,155,659 shares	5,305,659 16,155,659 voting shares	10,850,000 16,155,659 shares	10,850,000 16,155,659 shares	5,305,659 16,155,659 common shares	5,305,659 16,155,659 common shares	10,850,000 16,155,659 common shares	10,850,000 16,155,659 common shares
     Notes to above table:
(1)	Before exchange of the Odidis’ 10,850,000 convertible voting shares in IPC Corp., ultimately for an equal number of common shares of IPC Ltd.

(2)	After:
(a)	exchange of the Odidis’ 10,850,000 convertible voting shares in IPC Corp. and the following, which occur automatically on such exchange;

(b)	the cancellation of the Odidis’ special voting shares in IPC Ltd. on a share-for-share basis, without any payment of capital;

(c)	the cancellation of the Odidis’ shares in IPC Corp. on a share-for-share basis, without any payment of capital.

2